Summit Therapeutics plc

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended October 31, 2018 and October 31, 2017

Unaudited Condensed Consolidated Interim Statement of Financial Position
As at October 31, 2018 and January 31, 2018

		October 31, 2018	January 31, 2018
			(Adjusted*)
	Note	£000s	£000s
ASSETS
Non-current assets
Goodwill	7	1,814	2,478
Intangible assets	7	10,826	14,785
Property, plant and equipment		630	809
		13,270	18,072
Current assets
Prepayments and other receivables		12,816	11,134
Current tax receivable		5,698	4,654
Cash and cash equivalents		13,044	20,102
		31,558	35,890
Total assets		44,828	53,962

LIABILITIES
Non-current liabilities
Deferred revenue	4	(956)	(27,270)
Financial liabilities on funding arrangements	11	—	(3,090)
Provisions for other liabilities and charges	12	(1,785)	(1,641)
Deferred tax liability		(1,706)	(2,379)
		(4,447)	(34,380)
Current liabilities
Trade and other payables		(5,312)	(8,932)
Deferred revenue	4	(6,175)	(13,834)
Contingent consideration	6	(860)	—
		(12,347)	(22,766)
Total liabilities		(16,794)	(57,146)
Net assets / (liabilities)		28,034	(3,184)

EQUITY
Share capital		823	736
Share premium account		74,394	60,237
Share-based payment reserve	13	11,006	6,743
Merger reserve		3,027	3,027
Special reserve		19,993	19,993
Currency translation reserve		62	37
Accumulated losses reserve		(81,271)	(93,957)
Total equity / (deficit)		28,034	(3,184)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three months ended October 31, 2018 and 2017

		Three months ended October 31, 2018	Three months ended October 31, 2017
			(Adjusted*)
	Note	£000s	£000s
Revenue	4	675	2,634
Other operating income	5	2,825	1,574
Operating expenses
Research and development	13	(8,196)	(7,425)
General and administration	6,13	(4,658)	(1,981)
Total operating expenses		(12,854)	(9,406)
Operating loss		(9,354)	(5,198)
Finance income	11	—	3,085
Finance costs		(49)	(225)
Loss before income tax		(9,403)	(2,338)
Income tax	10	1,275	1,473
Loss for the period		(8,128)	(865)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		6	3
Total comprehensive loss for the period		(8,122)	(862)

Basic and diluted loss per ordinary share from operations £	3	(0.10)	(0.01)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the nine months ended October 31, 2018 and 2017

		Nine months ended October 31, 2018	Nine months ended October 31, 2017
			(Adjusted*)
	Note	£000s	£000s
Revenue	4	42,507	9,112
Other operating income	5	8,979	1,574
Operating expenses
Research and development	13	(29,634)	(19,068)
General and administration	6,13	(9,319)	(6,903)
Impairment of goodwill and intangible assets	7	(3,986)	—
Total operating expenses		(42,939)	(25,971)
Operating profit / (loss)		8,547	(15,285)
Finance income	11	2,786	3,087
Finance costs		(377)	(668)
Profit / (loss) before income tax		10,956	(12,866)
Income tax	10	1,730	3,959
Profit / (loss) for the period		12,686	(8,907)
Other comprehensive income / (losses)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		25	(5)
Total comprehensive income / (loss) for the period		12,711	(8,912)

Basic earnings / (loss) per ordinary share from operations £	3	0.16	(0.14)
Diluted earnings / (loss) per ordinary share from operations £	3	0.16	(0.14)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the nine months ended October 31, 2018 and 2017

	Nine months ended October 31, 2018	Nine months ended October 31, 2017
		(Adjusted*)
	£000s	£000s
Cash flows from operating activities
Profit / (loss) before income tax	10,956	(12,866)

Adjusted for:
Gain on re-measurement or derecognition of financial liabilities on funding arrangements	(539)	(908)
Loss on recognition of contingent consideration payable	860	—
Finance income	(2,786)	(3,087)
Finance costs	377	668
Foreign exchange (gain) / loss	(1,056)	870
Depreciation	233	93
Amortization of intangible fixed assets	622	6
Loss on disposal of assets	24	42
Movement in provisions	—	(85)
Research and development expenditure credit	(156)	—
Impairment of goodwill and intangible assets	3,986	—
Share-based payment	4,263	1,309
Adjusted profit / (loss) from operations before changes in working capital	16,784	(13,958)

Increase in prepayments and other receivables	(1,661)	(2,788)
(Decrease) / increase in deferred revenue	(33,973)	8,111
Decrease in trade and other payables	(3,698)	(82)
Cash used in operations	(22,548)	(8,717)

Taxation received / (paid)	172	(179)
Net cash used in operating activities	(22,376)	(8,896)

Investing activities
Purchase of property, plant and equipment	(56)	(399)
Purchase of intangible assets	(5)	—
Interest received	3	3
Net cash used in investing activities	(58)	(396)

Financing activities
Proceeds from issue of share capital	15,000	14,931
Transaction costs on share capital issued	(858)	(1,428)
Proceeds from exercise of warrants	—	10
Proceeds from exercise of share options	102	392
Net cash generated from financing activities	14,244	13,905

(Decrease) / increase in cash and cash equivalents	(8,190)	4,613
Effect of exchange rates in cash and cash equivalents	1,132	(863)
Cash and cash equivalents at beginning of the period	20,102	28,062
Cash and cash equivalents at end of the period	13,044	31,812

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity
For the nine months ended October 31, 2018 and 2017

Nine months ended October 31, 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Change in accounting policy (full retrospective application IFRS 15)	—	—	—	—	—	—	(13,059)	(13,059)
At February 1, 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Profit for the period	—	—	—	—	—	—	12,686	12,686
Currency translation adjustment	—	—	—	—	—	25	—	25
Total comprehensive profit for the period	—	—	—	—	—	25	12,686	12,711
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	4	98	—	—	—	—	—	102
Share-based payment	—	—	4,263	—	—	—	—	4,263
At October 31, 2018	823	74,394	11,006	3,027	19,993	62	(81,271)	28,034

Nine months ended October 31, 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period (Adjusted*)	—	—	—	—	—	—	(8,907)	(8,907)
Currency translation adjustment	—	—	—	—	—	(5)	—	(5)
Total comprehensive loss for the period (Adjusted*)	—	—	—	—	—	(5)	(8,907)	(8,912)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,309	—	—	—	—	1,309
At October 31, 2017 (Adjusted*)	706	60,237	6,445	(1,943)	19,993	45	(82,674)	2,809

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (together, the 'Group') for the three and nine months ended October 31, 2018 have been prepared in accordance with IAS 34 'Interim Financial Reporting', other International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending January 31, 2019 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended January 31, 2018 other than as described below. During the nine months ended October 31, 2018, the Group re-assessed the allocation of some staff related expenses, totaling £0.7 million, previously reported as General and administration expenses in the prior two quarters of the current financial year and now present these as Research and development expenses. These condensed consolidated interim financial statements do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at January 31, 2018.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on December 11, 2018.
The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole, the cost-sharing arrangement under its license and collaboration agreement with Sarepta Therapeutics, Inc. ('Sarepta'), and anticipated payments from CARB-X under its contract for the development of its gonorrhoea antibiotic candidate, are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through September 30, 2019. Following this, the Group needs to raise additional funding in the future in order to support research and development efforts, potential commercialization related activities, if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom.
The Group is evaluating various options to finance its cash needs, through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. Whilst the Group believes that funds would be available in this manner before the end of September 2019, there can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern. The failure of the Group to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Group’s business, results of operations and financial condition. These circumstances represent a material uncertainty which may cast and raise substantial doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
The Group’s activities and results are not exposed to any seasonality.
Adoption of IFRS 15 Revenue from contracts with customers
IFRS 15 establishes comprehensive guidelines for determining when to recognize revenue and how much revenue to recognize. The Group adopted this new standard effective February 1, 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
The core principle in that framework is that a company should recognize revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the company satisfies a performance obligation.
The Group assessed the effect of adoption of this standard as it relates to the license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma').
The license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma grant the rights in specific territories to commercialize products in the Group’s utrophin modulator pipeline and ridinilazole, respectively, as well as the provision of the associated research and development activities. Such activities result in a service that is the output of the Group’s ordinary activities. The Group assessed that the revenues from these agreements are in the scope of IFRS 15.

1. Basis of Accounting (continued)

For both of these agreements, the Group assessed that the license to commercialize the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. The Group therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and the research and development activities, which is the transfer of a license for which the associated research and development activities are completed over time. The transaction price of these agreements includes upfront payments, development and regulatory milestone payments, development cost share income, sales milestones and sales-based royalties. Milestone payments are included in the transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The relevant transaction price elements are allocated to the performance obligation identified being the transfer of a license for which the associated research and development activities are completed over time. The revenues are recognized over the development period using an output method based on time elapsed, reflecting both the increase in value of the license and the progression of the research and development activities over the development period towards potential commercialization of the product. Sales milestones and sales-based royalties are not included in the Group’s revenues when the associated clinical program is still in development. The predominant element of the performance obligation that the sales milestones and sales-based royalties relate to is the license granted and hence the revenues are recognized when the related sales occur.

The license and collaboration agreement with Sarepta also has a number of further performance obligations, including research and clinical development activities relating to the future generation small molecule utrophin modulators and the license granted to commercialize in Latin America, which is at the option of Sarepta. The development, regulatory and sales milestone payments allocated to the future generation candidate activities and Latin America license granted are contingent on future activities, and, as a result, would only be included in the transaction price and accounted for as revenue when it would be highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur. The relevant sales-based royalties would be recognized when the related sales occur, as the license granted is the predominant element of the performance obligation. The development cost share income allocated to clinical trial wind-down activities, which is also a separate performance obligation within the Sarepta agreement, are recognized using an input method based on costs incurred.

Due to the adoption of IFRS 15, the $22.0 million (£17.2 million) development milestone payment the Group received in May 2017 as part of the license and collaboration agreement with Sarepta, which had previously been recognized in full under IAS 18 during the Group's fiscal year ended January 31, 2018, was recognized as revenue over the development period. Similarly, development cost share income from Sarepta which commenced in January 2018 under the agreement was recognized as revenue over the development period. As a result of this change, £13.1 million of income related to the license and collaboration agreement with Sarepta previously recognized as revenue during the year ended January 31, 2018 was classified as deferred revenue in the opening Statement of Financial Position as at February 1, 2018. The adjustment consisted of (i) £12.4 million related to the development milestone payment; and (ii) £0.7 million related to development cost share income related to Sarepta’s share of research and development costs incurred in January 2018 (the first month that the cost share component of the agreement was in effect).

In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial, PhaseOut DMD, did not meet its primary or secondary endpoints. As a result, the Group updated the development period over which the Sarepta revenues allocated to the license and the research and development activities performance obligation were recognized, and the development period was deemed to have concluded in June 2018 in line with when development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta license and collaboration agreement that were previously deferred in the Statement of Financial Position being released in full during the three months ended July 31, 2018. The Group continues to receive cost share income from Sarepta, at 45% of eligible costs, including for wind-down activities for the ezutromid clinical trial. This cost share income is recognized as revenue when such costs are incurred.

The Group’s assessment resulted in there being no difference in the accounting treatment of the license and commercialization agreement with Eurofarma under IAS 18 and IFRS 15. Revenues recognized relating to the agreement during the year ended January 31, 2018 under IAS 18 related only to the upfront payment, which was initially reported as deferred revenue in the Statement of Financial Position and is being recognized as revenue over the development period. This is consistent with the accounting treatment under IFRS 15.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended January 31, 2018, the comparative Statement of Comprehensive Income for the three and nine months ended October 31, 2017, and the comparative Statement of Cash Flows and Statement of Changes in Equity for the nine months ended October 31, 2017. The opening Statement of Financial Position as at February 1, 2017 is in line with comparative amounts disclosed in the financial statements for the year ended January 31, 2017, as there was no impact of this change in accounting policy on the Statement of Financial Position as at January 31, 2017.

1. Basis of Accounting (continued)

The impact of this change in accounting policy on the comparatives to the unaudited condensed consolidated interim financial statements was an increase in non-current and current deferred revenue, an increase in accumulated losses reserve, a reduction in revenue historically recognized, and a presentational change to the Statement of Cash Flows. The increase in non-current and current deferred revenue for the year ended January 31, 2018 and reduction in revenue recognized during the nine months ended October 31, 2017, relate to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15, as described above, which is recognized as revenue over the remainder of the determined development period.

Impact on Unaudited Condensed Consolidated Interim	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current liabilities
Deferred revenue	(18,033)	(27,270)	(9,237)
Current liabilities
Deferred revenue	(10,012)	(13,834)	(3,822)
Equity
Accumulated losses reserve	(80,898)	(93,957)	(13,059)

Impact on Unaudited Condensed Consolidated Interim	Original Three months ended October 31, 2017	Adjusted Three months ended October 31, 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Revenue	1,727	2,634	907
Loss for the period	(1,772)	(865)	907

Impact on Unaudited Condensed Consolidated Interim	Original Nine months ended October 31, 2017	Adjusted Nine months ended October 31, 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Revenue	22,407	9,112	(13,295)
Profit / (loss) for the period	4,388	(8,907)	(13,295)

Impact on Unaudited Condensed Consolidated Interim	Original Nine months ended October 31, 2017	Adjusted Nine months ended October 31, 2017	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit / (loss) before income tax	429	(12,866)	(13,295)
Adjusted for:
(Decrease) / increase in deferred revenue	(5,184)	8,111	13,295
Impact on net cash generated from operating activities	(4,755)	(4,755)	—

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15 and, as appropriate, will adopt these from the effective dates.
For details of revenue recognition during the three and nine months ended October 31, 2018 see Note 4 'Revenue'.

Adoption of IFRS 9 Financial Instruments
The Group adopted IFRS 9 Financial Instruments effective February 1, 2018. There has not been an impact on the Group’s net results or net assets for the nine months ended October 31, 2018 and 2017 as a result of adoption.

1. Basis of Accounting (continued)
Change in accounting policy - Revenue recognition
Revenue is accounted for in line with principles of IFRS 15 Revenue from contracts with customers.
Licensing agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones, sales-based royalties and similar payments. Such arrangements are determined to be within the scope of IFRS 15 and are assessed under the five-step model of the standard to determine revenue recognition. The distinct performance obligations within the contract and the arrangement transaction price are identified. The fair value of the arrangement transaction price is allocated to the different performance obligations based on the relative stand-alone selling price of those services provided and the performance obligation activities to which the terms of the payments specifically relate to. The allocated transaction price is recognized over the respective performance period of each performance obligation. Amounts received in advance of the revenue recognition criteria being met are initially reported as deferred revenue on the Consolidated Statement of Financial Position and are recognized as revenue over the development period.
Development and regulatory approval milestone payments are included within the allocated transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenues attributable to the development cost share element of a licensing agreement are also recognized over the performance period.
Sales-based royalty income is recognized when the related sales occur, as the license granted is the predominant element of the performance obligation. Sales related milestone payments are recognized in full in the period in which the relevant milestone is achieved, since these payments are inherently received once the development period is completed and the license granted is useable.
See Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’ for details of the impact of the initial adoption of IFRS 15.

2. Critical accounting estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended January 31, 2018, except for the critical judgments applied in relation to the Group’s accounting policy for revenue recognition following the adoption of IFRS 15 Revenue from contracts with customers effective February 1, 2018. The judgments applied on adoption of IFRS 15 are detailed below.

Revenue Recognition
The Group recognizes revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and sales-based royalties. Agreements generally include a non-refundable upfront fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, the Group is required to apply judgment as follows: the identification of the number of performance obligations within a contract, the allocation of the transaction price to those performance obligations and the timing of when milestone payments are included in the transaction price.

2. Critical accounting estimates and judgments (continued)
In relation to the license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma, the Group has assessed that the license to commercialize the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. The Group has therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and research and development activities which is the transfer of a license for which the associated research and development activities are completed over time. In the case of the Sarepta agreement, management has assessed that there are a number of further performance obligations which are the research and clinical development activities relating to the future generation small molecule utrophin modulators, the license granted to commercialize in Latin America, which is at the option of Sarepta, and the wind-down activities of terminated clinical trials. These performance obligations are separate and distinct from the transfer of a license for which the associated research and development activities are completed over time.
The allocation of the transaction price is based on the relative stand-alone selling price of those services provided and the performance obligation activities to which the terms of the payments specifically relate to. Milestone payments and other variable consideration are only included in the transaction price allocated to a performance obligation when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The allocated transaction price is recognized over the respective performance period of each performance obligation.
As a result, the upfront payments, development milestones and development cost share income allocated to the license granted and research and development activities, which is the transfer of a license for which the associated research and development activities are completed over time, are initially reported as deferred revenue in the Consolidated Statement of Financial Position and are recognized as revenue over the development period. See Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’ for details of the impact of the initial adoption of IFRS 15.

3. Earnings / (loss) per share calculation

The calculation of earnings / (loss) per share is based on the following data:

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
(Loss) / profit for the period	(£8,128)	(£865)	£12,686	(£8,907)

Weighted average number of ordinary shares for basic (loss) / earnings per share	82,144	65,994	80,282	63,270
Effect of dilutive potential ordinary shares (share options and warrants)	—	—	527	—
Weighted average number of ordinary shares for diluted earnings per share	82,144	65,994	80,809	63,270

Basic (loss) / earnings per ordinary share from operations £	(0.10)	(0.01)	0.16	(0.14)
Diluted earnings per ordinary share from operations £	(0.10)	(0.01)	0.16	(0.14)

Basic (loss) / earnings per ordinary share has been calculated by dividing the (loss) / profit for the three and nine months ended October 31, 2018 by the weighted average number of shares in issue during the three and nine months ended October 31, 2018. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

3. Earnings / (loss) per share calculation (continued)
IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three months ended October 31, 2018 and for the three and nine months ended October 31, 2017, the weighted average number of ordinary shares outstanding used to calculate the diluted (loss) / earnings per ordinary share is the same as that used to calculate the basic (loss) / earnings per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

4. Revenue

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
		(Adjusted*)		(Adjusted*)
Analysis of revenue by category	£000s	£000s	£000s	£000s
Licensing agreements	675	2,634	42,261	9,112
Research collaboration agreement	—	—	246	—
	675	2,634	42,507	9,112

The Group elected to adopt IFRS 15 effective February 1, 2018. For details on the performance obligations identified and judgments exercised by management in the application of IFRS 15 see Note 1 'Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.'

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced its entry into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’), pursuant to which Summit granted Sarepta the exclusive right to commercialize products in the Group’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States. Such products include the Group’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy, and its pipeline of second generation and future generation small molecule utrophin modulators. The Group also granted Sarepta an option to expand the licensed territory to include specified countries in Central and South America. The Group retains commercialization rights in the rest of the world.

Under the license and collaboration agreement with Sarepta, Summit has received from Sarepta an upfront payment of $40.0 million (£32.8 million) and a development milestone payment of $22.0 million (£17.2 million) which was payable after the first dosing of the last patient in PhaseOut DMD, its Phase 2 clinical trial of ezutromid. The terms of the contract have been assessed under IFRS 15 Revenue from contracts with customers, and the upfront payment, first development milestone payment and relevant development cost share income are included in the transaction price which was reported as deferred revenue in the Consolidated Statement of Financial Position and recognized as revenue over the development period.

In June 2018, the Group announced the discontinuation of the development of ezutromid after PhaseOut DMD did not meet its primary or secondary endpoints. As a result, the Group has updated the development period over which the revenues are recognized, as described in Note 1 'Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.' The development period was deemed to have concluded in June 2018 in line with when development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta license and collaboration agreement that were previously deferred in the Statement of Financial Position being released in full during the three months ended July 31, 2018.

As part of the license and collaboration agreement with Sarepta, the Group agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. The Group was solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, the Group is responsible for 55.0% of the budgeted research and development costs related to the licensed products, and Sarepta is responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. This development cost share income is recognized as part of licensing agreements revenue as the Group is acting as a principal in the scope of the research and development activities of the agreement. The Group continues to receive cost share income for both wind-down activities in relation to the ezutromid clinical trial and next and future generation utrophin modulation development activities. Such income is recognized as revenue using an input method based on costs incurred over the duration of the contract.

4. Revenue (continued)
Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma. The terms of the contract have been assessed under IFRS 15 Revenue from contracts with customers and currently only the upfront payment is included in the transaction price. The upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is recognized as revenue over the development period.
In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

5. Other operating income

Analysis of other operating income by	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
category	£000s	£000s	£000s	£000s
Income recognized in respect of BARDA	2,230	666	7,535	666
Income on release or derecognition of financial liabilities on funding arrangements (Note 11)	—	908	539	908
Grant income	439	—	743	—
Research and development credit	156	—	156	—
Other income	—	—	6	—
	2,825	1,574	8,979	1,574
In September 2017, the Group was awarded a funding contract with the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, worth up to $62 million. The BARDA contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of C. difficile infection ('CDI'). Under the terms of the contract, the Group was initially eligible to receive $32 million from BARDA to fund, in part, obtaining regulatory approval for and commencing enrollment and dosing into the Group's two planned Phase 3 clinical trials of ridinilazole. In August 2018, the Group was awarded an additional $12 million upon exercise by BARDA of the first option work segment under the contract, which brought the total committed BARDA funding to $44 million. In addition, the Group is eligible for additional funding under the contract pursuant to two further independent option work segments, which may be exercised by BARDA in its sole discretion upon the achievement of certain development and other milestones for ridinilazole. If BARDA exercises its remaining option work segments in full the total funding under the contract would increase up to $62 million. During the three months ended October 31, 2018, the Group recognized funding income from BARDA of £2.2 million for the CDI program (three months ended October 31, 2017: £0.7 million). During the nine months ended October 31, 2018, the Group recognized funding income from BARDA of £7.5 million for the CDI program (nine months ended October 31, 2017: £0.7 million). Income is recognized in respect of BARDA as the underlying research and development expenditure is incurred.
Grant income includes income from funding arrangements with CARB-X and Innovate UK grants for the Group's antibiotic pipeline development activities.

6. Contingent consideration

During the three months ended October 31, 2018, the Group re-assessed the contingent consideration in line with the anticipated settlement of consideration liabilities relating to the acquisition of Discuva Limited ('Discuva') in December 2017. The Group has estimated the expected additional cash outflows to be £0.9 million, which is based on the terms of the share purchase agreement. These amounts are included in the General and administration expenses line of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income. The additional expected payment is primarily due to research and development tax credits received and receivable by Discuva in respect of financial years prior to the Group's acquisition, of which the sellers are due a specified portion of these amounts.

7. Impairment of goodwill and intangible assets

In June 2018, as a result of the Group's decision to discontinue the development of ezutromid, management reviewed the intangible asset and goodwill associated with the acquisition of MuOx Limited which related to the utrophin program acquired. Based on this review, in June 2018 the decision was made to incur an impairment charge of £4.0 million during the nine months ended October 31, 2018 (October 31, 2017: £nil), representing the full aggregate carrying value of the intangible asset of £3.3 million and goodwill of £0.7 million.

A discount factor of 18% was used over the forecast period for the valuation model used to assess the value in use of the utrophin program acquired and the associated goodwill. The key assumptions used in the valuation model are as follows:

•	expected research and development costs based on management’s past experience and knowledge;

•	probabilities of achieving development milestones based on industry standards;

•	reported disease prevalence;

•	expected discovery pipeline;

•	expected market share based on management’s estimates;

•	drug reimbursement, costs of goods and marketing estimates; and

•	expected patent life.

The Group has considered the remaining goodwill and intangible assets and has not identified any further indications of impairment.

8. Financial instruments

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the Group’s annual financial statements as of January 31, 2018. There have been no changes in any risk management policies since the year end.

9. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended January 31, 2018. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

10. Income tax

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
	£000s	£000s	£000s	£000s
Current period research and development tax credit on qualifying expenditure	1,195	1,509	1,195	4,097
Tax expense related to the US operations	(27)	(36)	(137)	(138)
Total current tax	1,168	1,473	1,058	3,959

Release of temporary difference relating to intangible asset	107	—	672	—
Total deferred tax	107	—	672	—

Total tax credit for the period	1,275	1,473	1,730	3,959

The UK operations do not anticipate having profits chargeable to tax for the financial year. Management, however, are not certain that there will be sufficient losses to surrender to be eligible to receive a full research and development tax credit and as such the Group has recorded a reduced research and development tax credit as at October 31, 2018 of £1.2 million. The research and development tax credit is based on management's estimate of the qualifying expenditure relating to research and development activities carried out by the Group.

The Group's net corporation tax receivable includes research and development tax credits receivable on qualifying expenditure in respect of previous financial years. The Group estimates that it will receive these research and development tax credit payments in the next quarter.

The Group's movement in deferred tax liability relates to the impairment of the intangible assets representing the utrophin program acquired associated with the acquisition of MuOx Limited and the amortization of the bacterial genetics-based platform acquired as part of the acquisition of Discuva. The corresponding amounts have been credited to the Statement of Comprehensive Income to reflect the impairment and amortization of these intangible assets. See Note 7 'Impairment of goodwill and intangible assets' for further details regarding the impairment of the intangible asset and goodwill associated with the acquisition of MuOx Limited.

11. Financial liabilities on funding arrangements

The Group entered into charitable funding arrangements with the US not for profit organizations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund Inc. (‘DPF’). In exchange for the funding provided, these arrangements require the Company to pay royalties on potential future revenues generated from the DMD program. Under IFRS, when such arrangements also give the counterparties rights over unexploited intellectual property this results in a financial liability, recognized in the Statement of Financial Position.

Because of the Group's decision in June 2018 to discontinue the development of ezutromid, the financial liabilities attributable to the charitable funding arrangements with MDA and DPF were re-measured during the nine months ended October 31, 2018 as future royalties on revenues generated from ezutromid are no longer anticipated. This re-measurement resulted in a credit to the Statement of Comprehensive Income. The portion of the credit presented as other operating income during the nine months ended October 31, 2018 represents the component of the funding received from MDA and DPF not previously credited to the Statement of Comprehensive Income upon initial recognition of the financial liability. The portion of the credit presented as finance income during the nine months ended October 31, 2018 relates to previous re-measurements and discounting associated with the financial liability which were previously recognized as finance costs.

11. Financial liabilities on funding arrangements (continued)

The value of the estimated financial liabilities on funding arrangements as of October 31, 2018 amounted to £nil (as at January 31, 2018: £3.1 million). The net decrease in the value of the estimated financial liabilities during the nine months ended October 31, 2018 amounted to £3.1 million (during the year ended January 31, 2018: £2.8 million). Re-measurements of the financial liabilities are recognized as a finance cost or finance income. Unwinding of the discount factor is recognized as a finance cost. De-recognition of financial liabilities is recognized as finance income or other operating income. Since initial recognition, the estimated financial liabilities were re-measured following significant events in the associated clinical program.

	Nine months ended October 31, 2018	Year ended January 31, 2018
	£000s	£000s
At February 1,	3,090	5,919
Unwinding of discount factor	233	754
De-recognition of financial liabilities – Finance income	—	(3,085)
Re-measurement of financial liabilities on funding arrangements	(2,784)	410
Net finance costs on funding arrangements accounted for as financial liabilities	(2,551)	(1,921)
Re-measurement / de-recognition of financial liabilities – Other operating income	(539)	(908)
	—	3,090

As the Group is discontinuing the development of ezutromid there are no sensitivities disclosed in relation to the charitable funding arrangements with MDA and DPF, since there are no reasonably possible changes in assumptions that would result in a different value of the liability as at October 31, 2018.

12. Provisions and contingencies

Provisions

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2018	1,466	150	25	1,641
Unwinding of the discount factor	142	—	3	144
At October 31, 2018	1,608	150	28	1,785

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2017	—	85	—	85
Additions	1,466	150	25	1,641
Used during the year	—	(85)	—	(85)
At January 31, 2018	1,466	150	25	1,641

Assumed contingent liability
On December 23, 2017, the Group acquired Discuva. As part of the acquisition, the Group assumed certain contingent liabilities as certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the Discuva platform. The timing of these potential payments is uncertain.

On the date of acquisition, the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved.

12. Provisions and contingencies (continued)
The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The estimated fair value of the assumed contingent liability as at October 31, 2018 is £1.6 million (January 31, 2018: £1.5 million). The contingent liability has not been re-measured during the period.
The table below describes the value of the assumed contingent liabilities as at October 31, 2018 of £1.6 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

October 31, 2018
£000s
Estimated assumed contingent liabilities	1,608

1% lower discount rate	1,721
1% higher discount rate	1,510
10% lower probability of success	1,325
10% higher probability of success	1,869

Contingencies

In addition to those items provided for above, the Group also has the following contingencies:

MuOx Limited
Under the research sponsorship agreement that the Group and Oxford University Innovation Limited, formerly known as Isis Innovation Limited, (‘OUI’) entered into in November 2013, amended and restated in July 2014 and amended in November 2015, the Group agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The Group will fund up to £4.6 million for this purpose over the initial six-year research period ending in November 2019.

Under the option agreement that the Group and OUI entered into in November 2013, and as amended in November 2015, OUI granted to the Group an exclusive option to license the intellectual property (‘IP’) arising from the research carried out under the sponsored research agreement within specified periods.

University College London (novated from The School of Pharmacy, University of London)
The Group has agreed to pay The School of Pharmacy, University of London, a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A., an initial payment became due to The School of Pharmacy.

Wellcome Trust
Under the terms of the funding arrangement entered into in October 2017, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation IP or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole. The payment has been provided for by the Group as at the period end date and has been discounted back to net present value relative to the expected timing of commercialization of ridinilazole.

13. Share option scheme and Restricted Stock Units

The movement in the number of share options is set out below:

	Weighted average exercise price £	Nine months ended October 31, 2018	Weighted average exercise price £	Nine months ended October 31, 2017
Outstanding at February 1	1.43	8,577,236	1.17	7,383,401
Granted during the period	0.76	13,081,048	1.83	2,972,903
Exercised during the period	1.08	(92,047)	1.13	(348,536)
Lapsed / surrendered during the period	1.69	(10,319,304)	0.93	(1,273,743)
Number of outstanding options	0.41	11,246,933	1.43	8,734,025

During the three and nine months ended October 31, 2018, the executive director, key management and UK-based employees voluntarily surrendered options to subscribe for a total of 6,909,018 ordinary shares.

The movement in the number of Restricted Stock Units (‘RSUs’) granted in the form of a nominal-cost option is set out below:

	Weighted average exercise price £	Nine months ended October 31, 2018	Weighted average exercise price £	Nine months ended October 31, 2017
Outstanding at February 1	0.01	275,877	—	—
Granted during the period	0.01	121,950	0.01	275,877
Exercised during the period	0.01	(275,877)	—	—
Number of outstanding options	0.01	121,950	0.01	275,877

The share-based payment expense for the three months ended October 31, 2018 was £3.1 million (three months ended October 31, 2017: £0.5 million) and for the nine months ended October 31, 2018 was £4.3 million (nine months ended October 31, 2017: £1.3 million). These increases are primarily due to the surrender of share options, resulting in an accelerated share-based payment expense of the remaining fair value of those awards. The share-based payment expense has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
	£000s	£000s	£000s	£000s
Research and development	638	121	916	224
General and administration	2,462	381	3,347	1,085
	3,100	502	4,263	1,309

14. Share capital
On March 29, 2018, the Group completed an equity placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised and directly attributable transaction costs of £0.9 million were incurred and accounted for as a deduction from equity.

During the nine months ended October 31, 2018 the following exercises of share options and RSUs took place:

Date	Number of options exercised
March 16, 2018	4,216
April 18, 2018	38,850
April 23, 2018	48,981
July 18, 2018	136,991
October 24, 2018	138,886
367,924
The total net proceeds from exercised share options and RSUs during the nine months ended October 31, 2018 was £0.1 million.
All new ordinary shares rank pari passu with existing ordinary shares.
As of October 31, 2018, the number of ordinary shares in issue was 82,264,881.

15. Related-party transactions
The aggregate emoluments of the Directors of the Company are shown below.

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
	£000s	£000s	£000s	£000s
Aggregate emoluments	145	151	474	480
Pension contributions	6	5	16	14
	151	156	490	494

The aggregate emoluments of the Directors of the Company and key management are shown below.

	Three months ended October 31, 2018	Three months ended October 31, 2017	Nine months ended October 31, 2018	Nine months ended October 31, 2017
	£000s	£000s	£000s	£000s
Aggregate emoluments	386	315	1,036	892
Pension contributions	14	13	42	35
	400	328	1,078	927

There were no other related party transactions during the three and nine months ended October 31, 2018 (three and nine months ended October 31, 2017: £nil).